

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 29, 2016

<u>Via E-mail</u>
James W. Bernau
President and Chief Executive Officer
Willamette Valley Vineyards, Inc.
8800 Enchanted Way SE
Turner, Oregon 97392

> **Re:** **Willamette Valley Vineyards, Inc.**
> **Form PRE 14A**
> **Response Dated January 15, 2016**
> **File No. 001-37610**

Dear Mr. Bernau:

We have reviewed your January 15, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 8, 2016 letter.

<u>General</u>

1. We note your response to comment 2 and we reissue the comment. If you wish to obtain authority to adjourn the meeting to solicit additional proxies, please revise your proxy card and disclosure to clearly reflect such purpose.

Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Marcus Williams, Esq.
       Davis Wright Tremaine LLP